

Claudia Alvarez · 3rd

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Miami/Fort Lauderdale Area · 8 connections · **Contact info**

 **Fuego Fino, Inc.**

Experience



Communications Executive

Fuego Fino, Inc.

May 2018 – Present · 2 yrs 1 mo

Interests



Facilitating Uniqueness

9 followers



Fuego Fino, Inc.

15 followers



The Aclyd Project, LTD.

64 followers